SLM Corporation
Medium Term Notes, Series B

With Maturities of 9 Months or More from Date of Issue

Registration No. 333-90316 Filed Pursuant to Rule 424(b)(3) Pricing Supplement No. 14 (To Prospectus dated January 23, 2003 and Prospectus Supplement dated January 23, 2003)	Trade Date: 2/24/03 Issue Date: 2/27/03

The date of this Pricing Supplement is 2/24/03

					Interest Payment			Subject to Redemption
CUSIP	Stated Interest Rate Per Annum(1)	Maturity Date	Price to Public(2)(3)	Discounts & Commissions	Frequency	First Payment	Survivor's Option	Yes/No	Date and terms of redemption	Aggregate Pincipal Amount	Net Proceeds	OID Status
78490FAP4	FLOAT	3/15/08	100%	0.750%	Quarterly(4)	06/15/03	Yes	No		522,000	518,085.00	N
Floating Rate Index	Spread	Initial Interest Rate	Reset Period(4)	Accrual Method	Maximum Interest Rate	Minimum Interest Rate
91 Day T-Bill	0.650%	1.8450%	Weekly	Actual/Actual (Payment Basis)	N/A	N/A
(1)
The interest rates on the Ed Notes may be changed by SLM Corporation from time to time, but any such change will not affect the interest rate on any Ed Notes offered prior to the effective date of the change.

(2)
Expressed as a percentage of aggregate principal amount.

(3)
See "Supplemental Plan of Distribution" in the Prospectus supplement for additional information concerning price to public and underwriting compensation.

(4)
On the Interest Reset Date, which is the day after the 3 month T Bill auction, the Calculation Agent will establish the new rate based on the BEY for the 3 month T Bill auction published in H.15 (http://www.publicdebt.treas.gov/of/ofrespr.htm).
 In the event that the results of the 91 day Treasury Bill auction ceases to be published or reported, or that no auction is held in a particular week, then the rate in effect as a result of the last such report will remain in effect until such time, as the results of auctions of 91 day Treasury Bills will again be published.